Mail Stop 6010

February 1, 2007

Michael Grollman
Chief Executive Officer
National Scientific Corp
8361 E. Evans Road, Suite 106
Scottsdale, AZ 85260

        Re: National Scientific Corp
              Item 4.01 Form 8-K

Dear Mr. Grollman:

As a follow-up to our telephone conversation of February 1, 2007, this letter is to inform you that the company should file the Item 4 Form 8-K immediately. The filing was due on the fourth day following the date the relationship with Epstein Weber & Conover, PLC ceased.

The staff has received a SECPS letter from Epstein Weber & Conover, PLC notifying the Chief Accountant of the Commission that the registrant's auditor/client relationship with Weber & Conover, PLC has ceased.

Item 304 of Regulation S-K describes the disclosure requirements of the Item 4 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

Please understand that we may have additional comments after reviewing your Item 4 Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant